SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Cactus Acquisition Corp 1 Ltd.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G1745A108**

(CUSIP Number)

February 23, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1745A108	13G/A	Page 2 of 8 Pages

1.	Names of Reporting Persons Cactus Healthcare Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 632,501 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 632,501 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 632,501 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.5% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Excludes 973,333 Class A ordinary shares underlying warrants held by the Reporting Person, which are not exercisable as of, or within 60 days of, the date of this Schedule 13G/A.
(2)	The percentage of Class A ordinary shares is calculated based upon 5,074,870 Class A Ordinary Shares reported to be outstanding as of May 15, 2024, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2024, filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2024.

CUSIP No. G1745A108	13G/A	Page 3 of 8 Pages

1.	Names of Reporting Persons Cactus Healthcare Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 632,501 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 632,501 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 632,501 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.5% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 632,501 Class A ordinary shares held by Cactus Healthcare Management LP (for which the Reporting Person serves as sole general partner). Excludes 973,333 Class A ordinary shares underlying warrants held by Cactus Healthcare Management LP, which are not exercisable as of, or within 60 days of, the date of this Schedule 13G/A.
(2)	The percentage of Class A ordinary shares is calculated based upon 5,074,870 Class A ordinary shares reported to be outstanding as of May 15, 2024, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2024, filed with the Commission on May 15, 2024.

CUSIP No. G1745A108	13G/A	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

The name of the issuer is Cactus Acquisition Corp. 1 Limited (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 4B Cedar Brook Drive, Cranbury, NJ 08512.

Item 2(a).	Name of Person Filing:

The following entities, listed in (i) and (ii) below, who are filing this Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13G filed on March 21, 2022 (the “Statement”), are referred to herein collectively as the “Reporting Persons”:

(i)	Cactus Healthcare Management LP (the “Sponsor”)
(ii)	Cactus Healthcare Management LLC (the “GP”)

The Sponsor directly holds the securities of the Issuer that are reported in this Statement. The GP serves as the sole general partner of the Sponsor and may therefore be deemed to share voting and investment authority with respect to the securities of the Issuer held thereby. Each of Hibotan LLC (an affiliate of Israel Biotech Fund), Kalistcare Limited (an affiliate of Consensus Business Group), and Clal Biotechnology Industries Cactus Ltd. (an affiliate of Clal Biotechnology Industries Ltd.) holds an equal 33.33% equity interest in the GP. No single entity or individual possesses the ability to control the voting or investment decisions made by the GP.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is c/o Cactus Acquisition Corp. 1 Limited, 4B Cedar Brook Drive, Cranbury, NJ 08512.

Item 2(c).	Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Sponsor— Delaware
(ii)	GP— Delaware

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share, of the Issuer (“Class A ordinary shares”).

Item 2(e).	CUSIP Number:

The CUSIP number of the Class A ordinary shares is G1745A108.

CUSIP No. G1745A108	13G/A	Page 5 of 8 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Cactus Healthcare Management LP

(a)	Amount beneficially owned: 632,501 (1)

(b)	Percent of class*: 12.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 632,501 (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 632,501 (1) (2)

(iv)	Shared power to dispose of or to direct the disposition of: 0

II.	Cactus Healthcare Management LLC

(a)	Amount beneficially owned: 632,501 (1)

(b)	Percent of class*: 12.5%

CUSIP No. G1745A108	13G/A	Page 6 of 8 Pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 632,501 (1)

(iii)	Sole power to dispose of or to direct the disposition of: 0

(iv)	Shared power to dispose of or to direct the disposition of: 632,501 (1)

*	All percentage ownership information reflected in this Statement is based on 5,074,870 Class A ordinary shares reported to be outstanding as of May 15, 2024, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2024, filed with the Commission on May 15, 2024.

(1)	See the cover page for the applicable Reporting Person, which is incorporated by reference herein, for the explanation as to the basis for the beneficial ownership of these ordinary shares by the Reporting Person.

Each of the foregoing Reporting Persons disclaims beneficial ownership of the Class A ordinary shares reported herein except to the extent of its pecuniary interest (if any) therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. G1745A108	13G/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cactus Healthcare Management LP

By: Cactus Healthcare Management LLC, its sole General Partner

By:	/s/ Stephen T. Wills
	Name:	Stephen T. Wills
	Title:	Secretary

Cactus Healthcare Management LLC

By:	/s/ Stephen T. Wills
	Name:	Stephen T. Wills
	Title:	Secretary

Dated: May 23, 2024

CUSIP No. G1745A108	13G/A	Page 8 of 8 Pages

EXHIBITS

Exhibit 1	–	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Statement, filed with the Commission on March 18, 2022)